Exhibit (a)(5)(e)

Vicor Corporation Announces

Final Results of Self-Tender Offer

Boston, MA, April 26, 2013 /Marketwired/ - Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) announced the final results of its “Modified Dutch Auction” tender offer, which expired at 5:00 P.M., New York City time, on April 22, 2013.

Vicor has accepted for purchase 1,341,575 shares of its Common Stock at a price of $5.00 per share for a total cost of approximately $6.7 million, excluding fees and expenses relating to the tender offer. The shares purchased pursuant to the tender offer represent approximately 4.8% of the total number of shares issued and outstanding as of April 23, 2013. Vicor funded the purchase of the shares in the tender offer from cash on hand.

Computershare Trust Company, N.A., the depositary for the tender offer, will promptly pay for the shares of Common Stock accepted for purchase. Payment for the shares will be made in cash, without interest. Upon completion of the tender offer, Vicor has approximately 26.8 million shares of Common Stock issued and outstanding. This is in addition to the approximately 11.8 million shares of Class B Common Stock issued and outstanding.

As noted in the Offer to Purchase, Vicor may purchase additional shares in the future in the open market subject to market conditions. Vicor may also purchase shares in private transactions, tender offers or otherwise. However, under applicable securities laws, Vicor may not purchase any shares until after May 6, 2013. Any possible future purchases by Vicor will depend on many factors, including the market price of the shares, the results of the tender offer, Vicor’s business and financial position and general economic and market conditions.

Georgeson Inc. serves as information agent for the tender offer. Questions and requests for assistance may be directed to the information agent at (888) 605-7561.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Telephone: 978-470-2900

Facsimile: 978-749-3439